UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5908 sborinelli@breakstone-group.com

For Immediate Release

ASUR 4Q11 PASSENGER TRAFFIC UP 11.66% YOY

México D.F., February 23, 2012 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and twelve-month periods ended December 31, 2011.

4Q11 Highlights1:

•	EBITDA2 increased by 26.47% to Ps.590.54 million

•	Total passenger traffic was up 11.66%

•	Total revenues rose by 14.58% due to increases of 19.80% in aeronautical revenues, 23.06% in non-aeronautical revenues, and 2.00% in construction services revenues

•	Commercial revenues per passenger increased by 13.37% to Ps.72.38

•	Operating profit increased by 32.12%

•	EBITDA margin increased to 43.21% from 39.14% in 4Q10
____________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three and twelve-month periods ended December 31, 2011, and the equivalent three and twelve-month periods ended December 31, 2010. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.9476.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 4Q11, Page 1 of 17

Passenger Traffic

For the fourth quarter of 2011, total passenger traffic increased year-over-year by 11.66%. Domestic passenger traffic increased by 17.18% while international passenger traffic increased by 7.15%.

Domestic passenger traffic growth was driven by increases across all airports as detailed in Table I below. The 7.15% growth in international passenger traffic resulted mainly from an increase of 7.65% in international traffic at the Cancún airport.

Passenger traffic for the twelve-month period ended December 31, 2011 increased 4.93% compared to 2010, reflecting increases of 8.21% in domestic passenger traffic and 2.64% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	4Q10	4Q11	% Change	FY 2010	FY 2011	% Change
Cancún	812.9	945.3	16.29	3,372.3	3,684.1	9.25
Cozumel	10.0	22.3	123.00	38.9	63.5	63.24
Huatulco	73.5	102.8	39.86	315.4	393.6	24.79
Mérida	261.8	311.7	19.06	1,031.2	1,131.3	9.71
Minatitlán	24.4	29.0	18.85	116.4	104.0	(10.65)
Oaxaca	95.1	102.3	7.57	394.7	352.1	(10.79)
Tapachula	39.0	39.8	2.05	181.0	154.7	(14.53)
Veracruz	176.0	195.5	11.08	763.8	772.0	1.07
Villahermosa	189.7	222.8	17.45	677.8	801.7	18.28
TOTAL	1,682.4	1,971.5	17.18	6,891.5	7,457.0	8.21
     Note:                      Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	4Q10	4Q11	% Change	FY 2010	FY 2011	% Change
Cancún	1,904.4	2,050.0	7.65	9,067.0	9,338.4	2.99
Cozumel	74.9	67.8	(9.48)	399.9	378.2	(5.43)
Huatulco	12.0	13.7	14.17	70.2	66.0	(5.98)
Mérida	27.8	23.9	(14.03)	104.5	94.3	(9.76)
Minatitlán	0.8	1.2	50.00	4.6	4.6	-
Oaxaca	10.4	11.9	14.42	52.0	49.2	(5.38)
Tapachula	0.9	1.5	66.67	4.2	7.2	71.43
Veracruz	15.4	23.8	54.55	70.4	95.4	35.51
Villahermosa	12.2	12.2	-	51.0	49.6	(2.75)
TOTAL	2,058.8	2,206.0	7.15	9,823.8	10,082.9	2.64
     Note:                      Passenger figures exclude transit and general aviation passengers.

ASUR 4Q11, Page 2 of 17

Table III: Total Passengers (in thousands)
Airport	4Q10	4Q11	% Change	FY 2010	FY 2011	% Change
Cancún	2,717.3	2,995.3	10.23	12,439.3	13,022.5	4.69
Cozumel	84.9	90.1	6.12	438.8	441.7	0.66
Huatulco	85.5	116.5	36.26	385.6	459.6	19.19
Mérida	289.6	335.6	15.88	1,135.7	1,225.6	7.92
Minatitlán	25.2	30.2	19.84	121.0	108.6	(10.25)
Oaxaca	105.5	114.2	8.25	446.7	401.3	(10.16)
Tapachula	39.9	41.3	3.51	185.2	161.9	(12.58)
Veracruz	191.4	219.3	14.58	834.2	867.4	3.98
Villahermosa	201.9	235.0	16.39	728.8	851.3	16.81
TOTAL	3,741.2	4,177.5	11.66	16,715.3	17,539.9	4.93
     Note:                      Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q11

Total revenues for 4Q11 increased year-over-year by 14.58% to Ps.1,366.82  million. This was mainly due to increases of:

•	19.80% in revenues from aeronautical services, principally as a result of the 11.66% rise in passenger traffic;

•	23.06% in revenues from non-aeronautical services, reflecting the 26.26% increase in commercial revenues detailed below; and

•	2.00% in revenues from construction services as a result of capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 26.26% year-over-year during the quarter, principally due to improved contractual terms for certain commercial agreements  and higher passenger traffic. There were increases in revenues in the following activities:

•	44.78% in retail operations;

•	32.82% in duty-free stores;

•	29.57% in ground transportation;

•	26.41% in other revenues;

•	23.83% in banking and currency exchange services;

•	12.82% in car rental revenues;

•	12.07% in parking lot fees;

ASUR 4Q11, Page 3 of 17

•	11.35% in food and beverage; and

•	3.86% in teleservices.

These increases were partially offset by a decrease of 7.82% in advertising revenues.

Retail and Other Commercial Space
Opened since September 30, 2010
Business Name	Type	Opening Date
Cancún
Air Shop	Convenience store	October 2010
Johnny Rockets	Food and beverage	December 2010
Bubba Gump	Food and beverage	December 2010
Duty Paid	Retailer	December 2010
Panamá Jack	Convenience store	March 2011
Grab & Go	Food and beverage	April 2011
California Pizza Kitchen	Food and beverage	April 2011
Air Shop	Convenience store (2 stores)	April & May 2011
Ando Volando Bajo	Convenience store	June 2011
Traffic Tours	Tourism booth	September 2011
Veracruz
Air Shop	Convenience store (2 stores)	December 2010
Villahermosa
Air Shop	Convenience store (2 stores)	December 2010
Oaxaca
Air Shop	Convenience store	December 2010
Mérida
Air Shop	Convenience store (2 stores)	November 2010
Cozumel
Air Shop	Convenience store	January 2011
Minatitlán
Air Shop	Convenience store	January 2011
Tapachula
Air Shop	Convenience store	January 2011
Huatulco
Air Shop	Convenience store	December 2010

ASUR 4Q11, Page 4 of 17

Construction revenues and expenses. As a result of ASUR’s adoption of I-MFRS 17, “Service Concession Contracts”, ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 4Q11, ASUR recognized Ps.409.43 million in revenues from “Construction Services” because of improvements to its concessioned assets, a 2.00% year-on-year increase. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of I-MFRS 17, the increase in Construction Revenues in 4Q11 did not result in a proportionate increase in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 4Q11 increased 6.58% year-over-year. This was primarily due to the following increases:

•
12.89% in costs of services, principally reflecting the one-time increase in 3Q10 and 4Q10 of the reserve for doubtful accounts resulting from the bankruptcy announced by Grupo Mexicana de Aviación in August 2010, which did not impact 4Q11 results. The increase also reflects higher energy costs, as well as higher costs reflecting the increase in the number of convenience stores directly operated by ASUR;

•	2.00% in construction costs, due to greater improvements made to the concessioned assets during the period;

•	26.47% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	19.66% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	3.82% in depreciation and amortization, resulting mainly from capitalized investments; and

•	0.73% in administrative expenses.

Operating margin for the quarter increased to 36.12% from 31.33% in 4Q10. This was mainly due to the 14.58% increase in revenues which more than offset the 6.58% increase in expenses during the period.

Comprehensive Financing Cost for 4Q11 increased year-over-year by Ps.16.21 million, to Ps.22.38 million from Ps.6.7 million in 4Q10. During 4Q11, the Company reported net interest income of Ps.12.26 million.
During the quarter ASUR posted a Ps.0.60 million mark-to-market gain in its interest rate swap and an exchange rate gain of Ps.9.52 million.
During 4Q10, ASUR reported net interest income of Ps.7.70 million resulting from interest income of Ps.19.97 million and accrued interest expenses of Ps.13.64 million. During the quarter ASUR reported a Ps.1.37 million mark-to-market gain on the Company’s interest rate swap and a Ps.1.54 million exchange rate loss.

ASUR 4Q11, Page 5 of 17

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluates and reviews its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 4Q11 declined by 7.72%, or Ps.7.84 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.1.16 million by some of ASUR’s subsidiaries;

•	A Ps.10.34 million decline in the provision for income taxes, as a result of fiscal losses at Cancun Airport;

•	A Ps.7.98 million decline in deferred income taxes resulting from the recognition of the changes in fiscal depreciation rates beginning in 4Q10 and inflationary effects;

•	A Ps.17.65 million increase in deferred IETU because of the expiry of tax credits; and

•	An Ps.8.34 million decline in the asset tax for amounts that cannot be credited against other taxes.

Net income for 4Q11 increased 51.81% to Ps.422.27 million from Ps.278.16 million in 4Q10. Earnings per common share for the quarter were Ps.1.4076, or earnings per ADS (EPADS) of US$1.0092 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.9272, or EPADS of US$0.6648, for the same period last year.

ASUR 4Q11, Page 6 of 17

  Table IV: Summary of Consolidated Results for 4Q11
	4Q10	4Q11	% Change
Total Revenues	1,192,894	1,366,822	14.58
Aeronautical Services	509,490	610,352	19.80
Non-Aeronautical Services	282,017	347,041	23.06
Commercial Revenues	242,183	305,789	26.26
Construction Services	401,387	409,429	2.00
Operating Profit	373,683	493,713	32.12
Operating Margin %	31.33%	36.12%	15.28
EBITDA	466,947	590,538	26.47
EBITDA Margin %	39.14%	43.21%	10.37
Net Income	278,166	422,275	51.81
Earnings per Share	0.9272	1.4076	51.81
Earnings per ADS in US$	0.6648	1.0092	51.81
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.9476.

  Table V: Commercial Revenues per Passenger for 4Q11
	4Q10	4Q11	% Change
Total Passengers (‘000)	3,794	4,225	11.36
Total Commercial Revenues	242,183	305,789	26.26
Commercial revenues from direct operations (1)	48,396	63,876	31.99
Commercial revenues excluding direct operations	193,787	241,913	24.83

Total Commercial Revenue per Passenger	63.84	72.38	13.37
Commercial revenue from direct operations per passenger (1)	12.76	15.12	18.50
Commercial revenue per passenger (excluding direct operations)	51.08	57.26	12.10
Note: For purposes of this table, approximately 52,900 and 47,600 transit and general aviation passengers are included for 4Q10 and 4Q11, respectively.
(1)	Revenues from direct commercial operations in 4Q11 represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

  Table VI: Operating Costs and Expenses for 4Q11
	4Q10	4Q11	% Change
Cost of Services	218,942	247,166	12.89
Construction Costs	401,387	409,429	2.00
Administrative	44,193	44,515	0.73
Technical Assistance	24,576	31,081	26.47
Concession Fees	36,849	44,093	19.66
Depreciation and Amortization	93,264	96,825	3.82
TOTAL	819,211	873,109	6.58

ASUR 4Q11, Page 7 of 17

Consolidated Results for FY11

Total revenues for FY11 increased year-over-year by 7.98% to Ps. 4,573.3 million, mainly due to the following increases:

•	9.42% in revenues from aeronautical services as a result of the 4.93% increase in passenger traffic during the period (no esta en el espaniol); and

•	12.37% in revenues from non-aeronautical services, principally as a result of the 13.99% rise in commercial revenues detailed below.

These increases were partially offset by a 3.67% decline in revenues from construction services.

Commercial revenues for FY11 rose by 13.99% year-over-year, principally as a result of revenue increases in the following areas:

•	23.42% in retail operations;

•	17.57% in ground transportation services;

•	16.97% in duty-free stores;

•	11.09% in parking lot fees;

•	8.62% in other income;

•	7.82% in food and beverage;

•	5.70% in banking and currency exchange services;

•	2.47% in advertising; and

•	1.26% in car rentals.

These increases were partially offset by a 25.88% decline in teleservice revenues.

Total operating costs and expenses for FY11 decreased 1.29%, mainly due to the following declines:

•
4.58% in cost of services, principally reflecting the one-time increase in the provision for doubtful accounts following the announcement of the bankruptcy of Grupo Mexicana de Aviación in that period, which did not impact FY11 results; and

•	3.67% in construction costs.

These declines were partially offset by the following increases:

•	17.77% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

ASUR 4Q11, Page 8 of 17

•	2.16% in administrative expenses, principally ASUR’s participation in the World Route Development Forum, telephone service and security, and travel expenses;

•	6.95% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee).

•	0.93% in depreciation and amortization mainly due to changes in the depreciation and amortization rates.

Operating margin increased to 45.80% for FY11, from 40.71% in FY10.  This was mainly the result of the 7.98% increase in revenues and the 1.29% decline in operating expenses for the period.

Net income for FY11 increased by 24.88% to Ps.1,592.36 million. Earnings per common share for the period were Ps.5.3079, or earnings per ADS (EPADS) of US$3.8056 (one ADS represents ten series B common shares).  This compares with Ps.4.2505, or EPADS of US$3.0475, for the same period last year.

  Table VII: Summary of Consolidated Results for FY11
  (in thousands)
	FY10	FY11	% Change
Total Revenues	4,235,472	4,573,306	7.98
Aeronautical Services	2,283,164	2,498,344	9.42
Non-Aeronautical Services	1,211,072	1,360,938	12.37
Commercial Revenues	1,041,697	1,187,450	13.99
Construction Services	741,236	714,024	(3.67)
Operating Profit	1,724,326	2,094,495	21.47
Operating Margin %	40.71%	45.80%	12.50
EBITDA	2,103,536	2,477,235	17.77
EBITDA Margin %	49.66%	54.17%	9.07
Net Income	1,275,143	1,592,356	24.88
Earnings per Share	4.2505	5.3079	24.88
Earnings per ADS in US$	3.0475	3.8056	24.88
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.9476.

ASUR 4Q11, Page 9 of 17

Table VIII: Commercial Revenues per Passenger for FY11
(in thousands)
	FY10	FY11	% Change
Total Passengers *(‘000)	17,017	17.742	4.26
Total Commercial Revenues	1,041,697	1,187,450	13.99
Commercial revenues from direct operations (1)	194,330	254,991	31.22
Commercial revenues excluding direct operations	847,367	932,459	10.04

	FY10	FY11	% Change
Total Commercial Revenue per Passenger	61.22	66.93	9.33
Commercial revenue from direct operations per passenger (1)	11.42	14.37	25.83
Commercial revenue per passenger (excluding direct operations)	49.80	52.56	5.54
* For purposes of this table, approximately 302,100 and 202,100 transit and general aviation passengers are included for FY10 and FY11, respectively.
(1)	Revenues from direct commercial operations in FY11 represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table IX: Operating Costs and Expenses for FY11
(in thousands)
	FY10	FY11	% Change
Cost of Services	948,730	905,261	(4.58)
Construction Costs	741,236	714,024	(3.67)
Administrative	164,506	168,063	2.16
Technical Assistance	110,712	130,381	17.77
Concession Fees	166,752	178,342	6.95
Depreciation and Amortization	379,210	382,740	0.93
TOTAL	2,511,146	2,478,811	(1.29)

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY11 were Ps.2,537.47 million, resulting in an annual average tariff per workload unit of Ps.140.12. ASUR’s regulated revenues accounted for approximately 55.48% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 4Q11, Page 10 of 17

Balance Sheet

On December 31, 2011, Airport Concessions represented 81.92% of the Company’s total assets, with current assets representing 15.92% and other assets representing 2.16%.

Cash and cash equivalents on December 31, 2011 were Ps.1,529.67 million, a 6.01% increase from the Ps.1,442.88 million in cash and cash equivalents recorded on December 31, 2010.

Shareholders’ equity at the close of 4Q11 was Ps.15,487.81 million and total liabilities were Ps.3,315.54 million, representing 82.36% and 17.64% of total assets, respectively. Deferred liabilities represented 77.71% of the Company’s total liabilities.

Total bank debt at December 31, 2011 was Ps.696.6 million, including Ps.0.9 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a  floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly principal payments.

During the quarter, ASUR made principal payments of Ps.92.5 million in connection with the Ps.350 million and Ps.570 million three-year credit agreements.

In August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 17% of the interest rate exposure under its Ps.350 and Ps.570 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% per annum. The interest rate hedge during the quarter resulted in a Ps.0.6 million gain.

Capital Expenditures

During 4Q11, ASUR made investments of Ps.452.64 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

ASUR 4Q11, Page 11 of 17

Recent Events

Tax Treatment of Airport Concessions at Cancún Airport
When bidding was concluded for the shares of the Mexican Airport Group, the Ministry of Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance determined that an assessment of Ps.865.3 million was due from ASUR’s Cancún Airport subsidiary because it concluded that the amortization rate of 15% used to calculate amortization for 2006 and 2007 was invalid, and that it should instead be 2.0%. The Company believes that the Ministry of Finance’s position is erroneous and will file an appeal to overturn this determination. Although ASUR believes that it has a strong legal position, it can make no assurances that it will prevail in its appeal, and if it were to lose the appeal, the consequences could include fines, penalties and other adverse consequences, which ASUR currently estimates would total Ps.334.2 million, which could have a material adverse effect on its results and balance sheet.

4Q11 Earnings Conference Call

Day:	Friday, February 24, 2012

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.713.4211 (US & Canada) and 617.213.4864 (International & Mexico)

Access Code:	88177502

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=P3MFKNF9E

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:
Starting Friday, February 24, 2012 at 1:00 PM US EST, ending at midnight US EST on Friday, March 2, 2012. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 63430846.

ASUR 4Q11, Page 12 of 17

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q11, Page 13 of 17

ASUR 4Q11, Page 14 of 17

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to December 31, 2011 and 2010

Thousands of Mexican pesos

Item	FY 2010	FY 2011	% Change	4Q 2010	4Q 2011	% Change
Revenues						
Aeronautical Services	2,283,164	2,498,344	9.42	509,490	610,352	19.80
Non-Aeronautical Services	1,211,072	1,360,938	12.37	282,017	347,041	23.06
Construction Services	741,236	714,024	(3.67)	401,387	409,429	2.00
Total Revenues	**4,235,472**	**4,573,306**	**7.98**	**1,192,894**	**1,366,822**	**14.58**
Operating Expenses						
Cost of Services	948,730	905,261	(4.58)	218,942	247,166	12.89
Cost of Construction	741,236	714,024	(3.67)	401,387	409,429	2.00
General and Administrative Expenses	164,506	168,063	2.16	44,193	44,515	0.73
Technical Assistance	110,712	130,381	17.77	24,576	31,081	26.47
Concession Fee	166,752	178,342	6.95	36,849	44,093	19.66
Depreciation and Amortization	379,210	382,740	0.93	93,264	96,825	3.82
Total Operating Expenses	**2,511,146**	**2,478,811**	**(1.29)**	**819,211**	**873,109**	**6.58**
Operating Income	**1,724,326**	**2,094,495**	**21.47**	**373,683**	**493,713**	**32.12**
Comprehensive Financing Cost	26,619	50,692	90.44	6,168	22,381	262.86
Non-Ordinary Item						
Non-Ordinary Item	804	(239)	(129.73)	129	100	(22.48)
Income Before Income Taxes	**1,750,141**	**2,145,426**	**22.59**	**379,722**	**515,994**	**35.89**
Provision for IETU	4,996	10,674	113.65	(2,115)	(950)	(55.08)
Provision for Income Taxes	447,861	548,804	22.54	103,612	93,275	(9.98)
Provision for Asset Taxes	11,462	11,462	-	11,462	3,126	(72.73)
Deferred Income Taxes	(19,869)	(75,403)	279.50	(26,098)	(34,080)	30.58
Deferred IETU	30,548	57,533	88.34	14,695	32,348	120.13
Net Income for the Year	**1,275,143**	**1,592,356**	**24.88**	**278,166**	**422,275**	**51.81**
Earnings per share	**4.25**	**5.31**	**24.88**	**0.9272**	**1.4076**	**51.81**
Earnings per American Depositary Share (in U.S. Dollars)	**3.05**	**3.81**	**24.88**	**0.6648**	**1.0092**	**51.81**

Exchange rate per dollar Ps. 13.9476

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ASUR 4Q11, Page 17 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 23, 2012